KOWABUNGA! INC.

15550 Lightwave Drive

Clearwater, Florida  33760

telephone (727) 324-0176

July 23, 2009

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Mark Henderson, Staff Accountant

Re:	Kowabunga!, Inc. (the "Company")
Item 4.01 8-K
Filed July 14, 2009
File No. 1-32442

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 20, 2009.  The Company has filed a Current Report on Form 8-K/A containing the requested revisions, including:

1.

The Company has revised the filing to remove the except for language in paragraph four in regards to its material weaknesses and has expanded the disclosure to include the details of the material weaknesses in its revised filing.

2.

The Current Report on Form 8-K/A includes an updated Exhibit 16 letter from Grant Thornton LLP, its former independent registered public accounting firm.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Sincerely,

/s/ Gail L. Babitt
Gail L. Babitt
Chief Financial Officer